

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2007

Mr. Michael F. Devine, III
Senior Vice President and Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

> **Re:** **Coach, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2006**
> **Filed August 25, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2007**
> **Filed May 4, 2007**
> **Response letter dated July 11, 2007**
> **File 1-16153**

Dear Mr. Devine:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief